FMI Funds	Quarterly Review – December 31, 2008
100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Provident Trust
Strategy Fund

Investment Objective Seeks a combination of long-term growth of capital and income to achieve a high total return.		Top Ten Holdings
		BellSouth Corp Bond, 4.75%, due 11/15/2012	4.0%
		Cognizant Technology Solutions Corp.	3.7%
		Jacobs Engineering Group Inc.	3.7%
Manager - The FMI Provident Trust Strategy Fund (the “Fund”) is advised by Fiduciary Management, Inc. of Milwaukee. On September 9, 2002, the shareholders of the Fund named Provident Trust Company of Waukesha, Wisconsin as sub-advisor for investment management. Provident was founded in 1999 and is controlled by the principals of the firm.		Express Scripts, Inc.	3.5%
		Fastenal Co.	3.1%
		Infosys Technologies Ltd. SP-ADR	3.1%
		DeVry, Inc.	3.0%
		Charles Schwab Corp.	2.9%
		Helmerich & Payne, Inc.	2.6%
		First Solar, Inc.	2.2%
Investment Professionals - J. Scott Harkness, CFA, President and Chief Executive Officer of Provident Trust Company, is responsible for day-to-day management of the Fund.
		Portfolio Characteristics
		Weighted average market cap	$8.2 billion
		Median market cap	$5.6 billion
		P/E ratio (forward 4 quarters)	13.8X
		Estimated L-T earnings growth rate	19.0%
Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500[1] domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.) FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate volatility, and selects common stocks of all market capitalizations, generally of companies having a market capitalization of $1 billion or more at the time of purchase. Stock selection criteria includes improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.		Return on equity (ROE)	25.2%
		Number of holdings	13

		Top Ten Sectors

Fund Information
Inception Date	12/30/1986
Net Assets	$54.5 million
Net Asset Value	$6.10
Expense Ratio	1.00%
Ticker	FMIRX

Performance	Q4 2008	One Year	Three Years	Five Years	Ten Years	Since Inception

Fund	-14.74%	-21.00%	-3.25%	3.37%	0.92%	9.04%
S&P 500¹	-21.94%	-37.00%	-8.34%	-2.19%	-1.38%	8.63%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The Fund lost 14.7% for the three months ended December vs. the S&P 500's 21.9% loss. For calendar 2008, the Fund lost 21.0% compared to 37.0% for the S&P 500. Over the past 6 calendar years, a full market cycle including both a significant stock market gain and loss, FMIRX gained 7.7% per year versus the S&P's 2.4% gain. The Fund's January 2008 investment expectations for modest economic growth and flattish interest rates proved wildly optimistic. When conditions changed, we raised cash from 33% in January 2008 to 63% at year-end, into what turned out to be the worst calendar stock market return year since 1937. For 2009, we expect periods of both deflation (consumption falls when prices fall) and disinflation (consumption rises when prices fall) and correspondingly volatile stock market returns. In 1932, a similarly chaotic period, the stock market both soared over 100% inter-year and declined 15% for the full calendar year, as investors battled over the financial effects of a sharply contracting economy. We now project further profit weakness in 2009 with full year S&P 500 EPS of about $55 which, when multiplied by our expected price/earnings valuation of 14-18x, equates to an S&P 500 calendar 2009 range of 800-1000.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1The Standard & Poor’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor’s Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.